             FORM 4

/ /  CHECK THIS BOX IF NO LONGER                            OMB APPROVAL
     SUBJECT TO SECTION 16. FORM
     4 OR FORM 5  OBLIGATIONS                      OMB Number:         3235-0287
     MAY CONTINUE. SEE                             Expires:   September 30, 1998
     INSTRUCTION 1(b)                              Estimated average burden
                                                   hours per response .....  0.5


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

________________________________________________________________________________
1.  Name and Address of Reporting Person*

  VNU N.V.
--------------------------------------------------------------------------------
  (Last)                           (First)             (Middle)

  Ceylonpoort 5-25
--------------------------------------------------------------------------------
                                   (Street)

  2037 AA Haarlem
  The Netherlands
--------------------------------------------------------------------------------
  (City)                           (State)              (Zip)


________________________________________________________________________________
2.  Issuer Name and Ticker or Trading Symbol

    Jupiter Media Metrix, Inc. (JMXI)

________________________________________________________________________________
3.  IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.  Statement for Month/Year

    February 2002

________________________________________________________________________________
5.  If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.  Relationship of Reporting Person(s) to Issuer
          (Check all applicable)

    / /  Director                             /X/  10% Owner
    / /  Officer (give title below)           / /  Other (specify below)

Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     / /  Form filed by One Reporting Person
     /X/  Form filed by More Than One Reporting Person
________________________________________________________________________________


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                               6.
                                                                4.                              5.             Owner-
                                                                Securities Acquired (A) or      Amount of      ship
                                                 3.             Disposed of (D)                 Securities     Form:      7.
                                                 Transaction    (Instr. 3, 4 and 5)             Beneficially   Direct     Nature of
                              2.                 Code           ------------------------------  Owned at End   (D) or     Indirect
1.                            Transaction        (Instr. 8)                     (A)             of Month       Indirect   Beneficial
Title of Security             Date               ------------       Amount      or     Price    (Instr. 3      (I)        Ownership
(Instr. 3)                    (Month/Day/Year)    Code     V                    (D)             and 4)         (Instr.4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    2/18/02           J(1)               0(1)       N/A     N/A           0          N/A

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

EXPLANATION OF RESPONSES:

1. VNU N.V., a Netherlands corporation ("VNU"), indirectly owns 100% of the voting stock of each of Nielsen Media Research, Inc., a Delaware corporation ("NMR"), and ACNielsen Corporation, a Delaware corporation ("ACN"). NMR and ACN collectively own approximately 63% of the outstanding shares of the common stock of NetRatings, Inc., a Delaware corporation ("NetRatings"). VNU, NMR and ACN became subject to the reporting requirements of Section 16(a) of the Securities Exchange Act, as amended, on October 25, 2001, the date on which certain stockholders of Jupiter Media Metrix, Inc., a Delaware corporation ("JMM"), who beneficially owned approximately 23.4% of the issued and outstanding common stock of JMM (for the purposes of Regulation 13d-3 of the Securities Exchange Act of 1934) as of that date, became parties to a Stockholders Agreement (the "Stockholders Agreement"), by and among NetRatings, Sonoma Acquisition Corp., LLC ("Sonoma"), and the stockholders of JMM named therein. On February 18, 2002, NetRatings, Sonoma and JMM entered into a Mutual Termination Agreement and Release (the "Termination Agreement") pursuant to which the parties terminated the Agreement and Plan of Merger, dated as of October 25, 2001 among such parties (as amended, the "Merger Agreement") and other ancillary agreements related to the Merger Agreement, including the Stockholders Agreement. As a consequence of such termination of the Stockholders Agreement, the agreements of the JMM stockholders thereunder with respect to the voting of their shares of JMM common stock and the proxy granted by such stockholders with respect to such shares, as well as the other agreements of such stockholders thereunder, were terminated. Accordingly, NetRatings (and therefore VNU, NMR and ACN) may no longer be deemed to have beneficial ownership over the JMM stockholders' shares and such parties ceased to be subject to the reporting requirements of Section 16 of the Exchange Act of 1934 with respect to JMM.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
                                                                                                         of         Form
             2.                                                                                          Deriv-     of
             Conver-                       5.                               7.                           ative      Deriv-   11.
             sion                          Number of                        Title and Amount             Secur-     ative    Nature
             or                            Derivative    6.                 of Underlying       8.       ities      Secur-   of
             Exer-               4.        Securities    Date               Securities          Price    Bene-      ity:     In-
             cise      3.        Trans-    Acquired (A)  Exercisable and    (Instr. 3 and 4)    of       ficially   Direct   direct
             Price     Trans-    action    or Disposed   Expiration Date    ----------------    Deriv-   Owned      (D) or   Bene-
1.           of        action    Code      of(D)         (Month/Day/Year)           Amount      ative    at End     In-      ficial
Title of     Deriv-    Date      (Instr.   (Instr. 3,    ----------------           or          Secur-   of         direct   Owner-
Derivative   ative     (Month/   8)        4 and 5)      Date      Expira-          Number      ity      Month      (I)      ship
Security     Secur-    Day/      --------  ------------  Exer-     tion             of          (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)   ity       Year)     Code  V    (A)    (D)   cisable   Date     Title   Shares      5)       4)         4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     D
------------------------------------------------------------------------------------------------------------------------------------

VNU N.V.                              ACNielsen Corporation                  Nielsen Media Research, Inc.


By:  /s/ Michael Connors               By: /s/ Earl H. Doppelt                By: /s/ Susan Whiting                March 13, 2002
     -------------------------------       -------------------------------        -------------------------------  --------------
     Name:   Michael Connors               Name:   Earl H. Doppelt                Name:   Susan Whiting             Date
     Title:  Executive Director            Title:  Executive Vice President       Title:  President and Chief
                                                   and Chief Legal Officer                Executive Officer

**Signature of Reporting Person       **Signature of Reporting Person        **Signature of Reporting Person




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             JOINT FILER INFORMATION

Designated Filer:          VNU N.V.
                           Ceylonpoort 5-25
                           2037 AA Haarlem
                           The Netherlands

Other Reporting Persons:   ACNielsen Corporation    Nielsen Media Research, Inc.
                           177 Broad Street         299 Park Avenue
                           Stamford, CT 06901       New York, NY 10171

Statement for month/year:  February 2002


Issuer Name and Ticker or Trading Symbol: Jupiter Media Metrix, Inc. (JMXI)

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

         See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.

         If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.